Exhibit 99(a)
HSBC Finance Corporation
Household Home Equity Loan Trust 2003-2

Original Principal
Class A	615,130,000.00
Class M	121,352,000.00

Number of Notes (000's)
Class A	615,130
Class M	121,352

2004 Totals
CLASS A
Class A Principal Distributions	331,839,777.63
Class A Interest Distributions	7,790,783.06

CLASS M
Class M Principal Distributions	65,464,894.76
Class M Interest Distributions	1,769,265.67